Exhibit (4)(a)(ii)

DELAWARE LIFE INSURANCE COMPANY

[Service Address

P.O. Box 80428

Indianapolis, IN 46280-0428]

[1-877-253-2323]

[www.delawarelife.com]

FREE WITHDRAWAL ENDORSEMENT

This Endorsement is attached to and made part of the contract as of the Contract Date and the provisions of this Endorsement apply in lieu of any contract provision to the contrary.

In Section 8 of Your contract, the Free Withdrawal Amount provision is removed in its entirety and replaced with:

Free Withdrawal Amount: Each Contract Year, you may withdraw a portion of your Contract Value without incurring Withdrawal Charges.

During the first Contract Year the Free Withdrawal Amount is equal to the greater of:

a)	[10%] multiplied by the total amount of Purchase Payments; or

b)

The RMD Amount, if any, for the current calendar year, as calculated by us under the Code and regulations. Your contract may be subject to an RMD Amount if it was issued in connection with certain Individual Retirement Accounts or Annuities (“IRAs”), or other tax qualified plans. Only one tax year’s RMD Amount can be taken without the application of Withdrawal Charges during any Contract Year.

In any Contract Year thereafter, the Free Withdrawal Amount is equal to the greater of:

a)	The Free Withdrawal Percentage shown in the Contract Specifications, multiplied by the Contract Value (computed as of the last Contract Anniversary prior to withdrawal); or

b)	The RMD Amount, as described above, if any, for the current calendar year.

The Free Withdrawal Amount will be reduced by any prior withdrawals taken during the same Contract Year. Any portion of the Free Withdrawal Amount that is not used during a Contract Year will not be available for use in future Contract Years.

Signed for by Delaware Life Insurance Company.

ICC20-DLIC-VA-FREE